Exhibit 99.1

China Zenix Auto International Reports 2016 Third Quarter Results

- Net cash flow from operations in first nine months reached RMB220.5 million (US$33.1 million), Expenditures and deposits related to property, plant and equipment in the first nine months was RMB23.1 million (US$3.5 million) -

ZHANGZHOU, China, November 17, 2016 – China Zenix Auto International Limited (NYSE: ZX) (“Zenix Auto” or “the Company”), the largest commercial vehicle wheel manufacturer in China in both the aftermarket and OEM market by sales volume, today announced its unaudited financial results for the third quarter and first nine months ended September 30, 2016.

Financial Highlights

Third Quarter 2016:

•	Revenue was RMB492.7 million (US$73.9 million), up 2.9% year-over-year from RMB478.6 million in the third quarter of 2015;

•	Gross margin of 16.5%, up from 12.5% in the third quarter of 2015;

•	Gross profit was RMB81.1 million (US$12.2 million), up 36.1% year-over-year from RMB59.6 million in the third quarter of 2015;

•	Net loss and total comprehensive loss was RMB16.0 million (US$2.4 million) with loss per American Depositary Share (“ADS”) of RMB0.31 (US$ 0.05) compared with net loss of RMB23.8 million with loss per ADS of RMB0.46 in the third quarter of 2015;

•	Net cash flow from operating activities of RMB104.0 million (US$15.6 million).

First Nine Months of 2016:

•	Revenue was RMB1,657.6 million (US$248.6 million);

•	Gross margin of 18.0%, up from 13.5% in the same period of 2015;

•	Net loss and total comprehensive loss was RMB14.3 million (US$2.1 million) with loss per ADS of RMB0.28 (US$0.04) compared with net loss of RMB37.2 million with loss per ADS of RMB0.72 in the same period of 2015;

•	Net cash flow from operations was RMB220.5 million (US$33.1 million).

Mr. Junqiu Gao, Deputy CEO and Chief Sales and Marketing Officer of Zenix Auto, commented, “We are pleased to report that our top line regained growth along with the revitalized Chinese commercial vehicle OEM market during the third quarter. After a few years downward spiral, our international sales also posted an increase.”

Mr. Martin Cheung, CFO of Zenix Auto, commented, “In the first nine months of 2016, we generated positive cash flow from operations and continued to strengthen our balance sheet in a volatile market environment. Our days sales outstanding (“DSO”) improved as our ongoing stringent customer credit system and enhanced collections led to no receivables exceeding 3 months.”

2016 Third Quarter Results

Revenue for the third quarter ended September 30, 2016 was RMB492.7 million (US$73.9 million) from RMB478.6 million for the third quarter of 2015. The increase in revenue on a year-over-year basis was mainly driven by the renewed growth in truck sales in China especially heavy-duty and medium-duty trucks.

Aftermarket sales in China decreased by 8.7% year-over-year to RMB227.9 million (US$34.2 million) in the third quarter of 2016 from RMB249.5 million in the third quarter of 2015. Total unit sales in the aftermarket decreased by 12.4% year-over-year while pricing started to stabilize. The aftermarket wheel segment remained weak as the logistic-used truck market remained sluggish and price competition stayed intense.

Sales to the Chinese OEM market increased by 21.7% year-over-year to RMB181.7 million (US$27.2 million) in the third quarter of 2016 compared to RMB149.3 million in the same quarter of 2015. Total unit sales in the OEM market increased by 14.9% year-over-year as a result of strong truck sales, especially heavy- and medium-duty trucks, during the third quarter of 2016.

International sales increased by 4.2% year-over-year to RMB 83.1 million (US$12.5 million) in the third quarter of 2016 compared to sales of RMB79.8 million in the third quarter of 2015. Total unit sales in the international sales also increased by 8.6% year-over-year in the third quarter of 2016 as the Company adjusted pricing and increased its marketing campaign in Southeastern Asian countries.

In the third quarter of 2016, domestic aftermarket sales, domestic OEM sales and international sales contributed 46.2%, 36.9% and 16.9% of revenue, respectively.

Sales of tubed steel wheels comprised 54.9% of 2016 third quarter revenue compared to 55.4% in the same quarter in 2015. Tubeless steel wheel sales represented 35.7% of third quarter revenue compared to 39.2% in the same quarter of 2015. Tubed and tubeless steel wheel sales remain the main sources of revenue for the Company. However, sales of aluminum wheels increased and accounted for 4.9% of third quarter revenue as compared to nil in the same quarter a year ago.

Third quarter gross profit increased by 36.1% to RMB 81.1 million (US$12.2 million), compared to RMB59.6 million in the same quarter in 2015. Gross margin was 16.5%, compared with 12.5% in the third quarter of 2015. The increase in gross margin on a year-over-year basis was mainly driven by the improvement of tubed wheel sales in the Chinese OEM market and tubeless wheel sales in the international market.

Selling and distribution expenses decreased by 11.0% to RMB41.4 million (US$6.2 million) from RMB46.5 million in the third quarter of 2015. The decrease in selling and distribution costs was primarily attributable to central procurement that led to lower transportation costs. As a percentage of revenue, selling and distribution costs were 8.4% in the third quarter of 2016, compared to 9.7% in the same quarter a year ago.

Research and development (“R&D”) expenses increased by 44.0% to RMB19.7 million (US$3.0 million), compared to RMB13.7 million in the third quarter of 2015. R&D as a percentage of revenue was 4.0% in the third quarter of 2016, compared to 2.9% in last year’s third quarter.

Administrative expenses increased by 15.7% to RMB36.4 million (US$5.5 million) from RMB31.5 million in the third quarter of 2015, mainly due to the depreciation of an office building in the aluminum wheel production facility completed in October 2015. As a percentage of revenue, administrative expenses were 7.4%, compared to 6.6% of revenue in the third quarter of 2015.

Net loss and total comprehensive loss for the third quarter of 2016 were RMB16.0 million (US$2.4 million), compared to net loss and total comprehensive loss of RMB23.8 million in the same quarter of 2015.

Basic and diluted loss per ADS in the third quarter of 2016 was RMB0.31 (US$0.05) compared to basic and diluted loss per ADS of RMB0.46 in the same quarter of 2015.

In the third quarter of 2016, the Company recorded cash inflows from operating activities of RMB104.0 million (US$15.6 million). Capital expenditures for the purchase of property, plant and equipment in the third quarter were RMB3.0 million (US$0.5 million). Deposits paid for acquisition of property, plant and equipment in the third quarter were RMB6.4 million (US$1.0 million).

During the third quarter of 2016 and 2015, the weighted average number of ordinary shares was 206.5 million and the weighted average number of ADSs was 51.6 million.

2016 First Nine-Month Results

Revenue for the first nine months ended September 30, 2016, was RMB1,657.6 million (US$248.6 million) compared with RMB1,858.3 million in the first nine months in 2015.

Aftermarket sales decreased by 14.8% to RMB772.9 million (US$115.9 million) in the first nine months of 2016, and represented 46.6% of total nine-month revenue. Sales to the Chinese OEM market decreased by 0.2% to RMB601.0 million (US$90.1 million) and represented 36.3% of revenue. International sales decreased by 18.7% to RMB283.7 million (US$42.6 million) compared to the same period last year, and represented 17.1% of revenue.

Tubed steel wheel sales for the first nine months ended September 30, 2016 accounted for 55.4% of revenue compared with 56.9% the same period in 2015. Tubeless steel wheel sales accounted for 36.7% of revenue compared with 37.9% the same period in 2015. Sales of aluminum wheels accounted for 3.4% of revenue for the first nine months ended September 30, 2016 as compared to nil in the same period last year.

Gross profit for the first nine months ended September 30, 2016, was RMB 298.7 million (US$44.8 million), compared with RMB250.9 million during the same period in 2015. Gross margin increased to 18.0% from 13.5% in the same period last year. Loss before taxation was RMB12.2 million (US$1.8 million), compared with loss before taxation of RMB43.3 million during the first nine months of 2015.

Net loss and total comprehensive loss for the first nine months ended September 30, 2016 was RMB14.3 million (US$2.1 million), compared with net loss and total comprehensive loss of RMB37.2 million during the same period in 2015. Basic and diluted loss per ordinary share and per ADS for the first nine months ended September 30, 2016, were RMB0.07 (US$0.01) and RMB0.28 (US$0.04), respectively.

As of September 30, 2016, Zenix Auto had bank balances and cash of RMB951.8 million (US$142.7 million) and fixed bank deposits with a maturity period over three months of RMB290.0 million (US$43.5 million). Total bank loans were RMB558.0 million (US$83.7 million). Total equity attributable to owners of the Company was RMB2,549.2 million (US$382.3 million).

For the first nine months ended September 30, 2016, the Company recorded cash inflows from operating activities of RMB220.5 million (US$33.1 million). Capital expenditures for the purchase of property, plant and equipment for the first nine months were RMB11.4 million (US$1.7 million). Deposits paid for acquisition of property, plant and equipment for the nine months were RMB11.7 million (US$1.8 million).

Conference Call Information

The Company will host a conference call on Thursday, November 17, 2016 at 8:00 a.m. EST/ 9:00 p.m. Beijing Time. Interested parties may participate in the conference call by dialing +1-877-407-0782 (U.S. Toll Free) or +1-201-689-8567 (International). Please dial in five minutes before the call start time and ask to be connected to the “China Zenix Auto” conference call.

A replay will be available shortly after the conclusion of the conference call through December 17, 2016, at 11:59 p.m. EST. Interested parties may access the replay by dialing +1-877-481-4010 (U.S. Toll Free) or +1-919-882-2331 (International) and using Conference ID 10132 to access the replay.

Exchange Rate Information

The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader. All translations from RMB to U.S. dollars are made at a rate of RMB6.6685 to US$1.00, the effective noon buying rate as of September 30, 2016 in The City of New York, for cable transfers of RMB as set forth in the H.10 weekly statistical release of the Federal Reserve Board. The percentages stated are calculated based on RMB amounts.

About China Zenix Auto International Limited

China Zenix Auto International Limited is the largest commercial vehicle wheel manufacturer in China in both the aftermarket and OEM market by sales volume. The Company offers more than 715 series of aluminum wheels, tubed steel wheels, tubeless steel wheels, and off-road steel wheels in the aftermarket and OEM markets in China and internationally. The Company’s customers include large PRC commercial vehicle manufacturers, and it also exports products to over 80 distributors in more than 28 countries worldwide. With six large, strategically located manufacturing facilities in multiple regions across China, the Company has a designed annual production capacity of approximately 15.5 million units of steel and aluminum wheels as of September 30, 2016. For more information, please visit: www.zenixauto.com/en.

Safe Harbor

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. The Company may make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these risks is included in our filings with the SEC. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of the press release, and the Company undertakes no duty to update such information, except as required under applicable law.

For more information, please contact

Investor Relations

Tel: +1-646-726-6511

Email: zx@compassbell.com

– tables follow –

China Zenix Auto International Limited Unaudited Condensed Consolidated Statements of Profit or Loss and Other Comprehensive Income

For the three months ended September 30, 2016 and 2015

(RMB and US$ amounts expressed in thousands, except number of shares and ADSs and per share data)

	2015 Q3	2016 Q3	2016 Q3
	RMB’ 000	RMB’ 000	US$’ 000
Revenue	478,592	492,700	73,885
Cost of sales	(418,974)	(411,584)	(61,721)

Gross profit	59,618	81,116	12,164
Other operating income	6,332	3,346	502
Net exchange gain	1,630	142	21
Selling and distribution costs	(46,549)	(41,445)	(6,215)
Research and development expenses	(13,659)	(19,670)	(2,950)
Administrative expenses	(31,467)	(36,400)	(5,458)
Finance costs	(3,333)	(5,295)	(794)

Loss before taxation	(27,428)	(18,206)	(2,730)
Income tax credit	3,593	2,174	326

Loss and total comprehensive loss for the period	(23,835)	(16,032)	(2,404)

Loss per share
Basic	(0.12)	(0.08)	(0.01)
Diluted	(0.12)	(0.08)	(0.01)

Loss per ADS
Basic	(0.46)	(0.31)	(0.05)
Diluted	(0.46)	(0.31)	(0.05)

Shares	206,500,000	206,500,000	206,500,000
ADSs	51,625,000	51,625,000	51,625,000

China Zenix Auto International Limited

Unaudited Condensed Consolidated Statements of Profit or Loss and Other Comprehensive Income

For the first nine months ended September 30, 2016 and 2015

(RMB and US$ amounts expressed in thousands, except number of shares and ADSs and per share data)

	2015	2016	2016
	RMB’ 000	RMB’ 000	US$’ 000
Revenue	1,858,254	1,657,645	248,578
Cost of sales	(1,607,356)	(1,358,949)	(203,786)

Gross profit	250,898	298,696	44,792
Other operating income	13,324	6,702	1,005
Net exchange gain	5,092	944	142
Selling and distribution costs	(167,164)	(136,479)	(20,466)
Research and development expenses	(37,001)	(61,111)	(9,164)
Administrative expenses	(98,622)	(104,954)	(15,739)
Finance costs	(9,813)	(16,043)	(2,406)

Loss before taxation	(43,286)	(12,245)	(1,836)
Income tax credit (expense)	6,136	(2,052)	(308)

Loss and total comprehensive loss for the period	(37,150)	(14,297)	(2,144)

Loss per share
Basic	(0.18)	(0.07)	(0.01)
Diluted	(0.18)	(0.07)	(0.01)

Loss per ADS
Basic	(0.72)	(0.28)	(0.04)
Diluted	(0.72)	(0.28)	(0.04)

Shares	206,500,000	206,560,000	206,620,000
ADSs	51,625,000	51,625,000	51,625,000

China Zenix Auto International Limited

Unaudited Condensed Consolidated Statements of Financial Position

(RMB and US$ amounts expressed in thousands)

	December 31, 2015	September 30, 2016	September 30, 2016
	RMB’000	RMB’000	US$’ 000
ASSETS
Current Assets
Inventories	181,905	172,139	25,814
Trade and other receivables and prepayments	613,418	522,396	78,338
Prepaid lease payments	9,425	9,425	1,413
Pledged bank deposits	28,200	30,510	4,575
Fixed bank deposits with maturity period over three months	260,000	290,000	43,488
Bank balances and cash	817,247	951,812	142,733

Total current assets	1,910,195	1,976,282	296,361

Non-Current Assets
Property, plant and equipment	1,506,318	1,412,008	211,743
Prepaid lease payments	385,874	378,805	56,805
Deferred tax assets	15,958	19,838	2,975
Intangible assets	17,000	17,000	2,549

Total non-current assets	1,925,150	1,827,651	274,072

Total assets	3,835,345	3,803,933	570,433

EQUITY AND LIABILITIES
Current Liabilities
Trade and other payables and accruals	606,922	603,731	90,535
Taxation payable	674	536	80
Amount due to a shareholder	11,679	678	102
Bank borrowings	558,000	558,000	83,677

Total current liabilities	1,177,275	1,162,945	174,394

Non-current liabilities
Deferred income	9,292	8,695	1,304
Deferred tax liabilities	85,284	83,096	12,461

Total non-current liabilities	94,576	91,791	13,765

Total liabilities	1,271,851	1,254,736	188,159

EQUITY
Share capital	136	136	20
Paid in capital	392,076	392,076	58,795
Reserves	2,171,282	2,156,985	323,459

Total equity attributable to owners of the Company	2,563,494	2,549,197	382,274

Total equity and liabilities	3,835,345	3,803,933	570,433

China Zenix Auto International Limited

Unaudited Condensed Consolidated Statement of Cash Flows

For the three months ended September 30, 2016

(RMB and US$ amounts expressed in thousands)

	Three Months Ended
	September 30, 2016
	RMB’ 000	US$’ 000
OPERATING ACTIVITIES
Loss before taxation	(18,206)	(2,730)
Adjustments for:
Amortization of prepaid lease payments	2,357	353
Depreciation of property, plant and equipment	38,448	5,766
Release of deferred income	(199)	(30)
Finance costs	5,295	794
Interest income	(2,773)	(416)
Loss on disposal of property, plant and equipment	11	2

Operating cash flows before movements in working capital	24,933	3,739
Increase in inventories	(11,755)	(1,763)
Decrease in trade and other receivables and prepayments	122,727	18,404
Decrease in trade and other payables and accruals	(32,157)	(4,822)

Cash generated from operations	103,748	15,558
Interest received	3,347	502
PRC income tax paid	(3,143)	(471)

NET CASH FROM OPERATING ACTIVITIES	103,952	15,589

INVESTING ACTIVITIES
Purchase of property, plant and equipment	(3,017)	(453)
Withdrawal of pledged bank deposits	3,880	582
Placement of pledged bank deposits	(1,790)	(268)
Deposits paid for acquisition of property, plant and equipment	(6,378)	(956)
Placement of fixed bank deposits with maturity periods over three months	(350,000)	(52,486)
Withdrawal of fixed bank deposits with maturity periods over three months	320,000	47,987

NET CASH USED IN INVESTING ACTIVITIES	(37,305)	(5,594)

FINANCING ACTIVITIES
New bank borrowings raised	80,000	11,997
Repayment of bank borrowings	(80,000)	(11,997)
Interest paid	(6,283)	(942)
Repayment to a shareholder	(13,666)	(2,050)

NET CASH USED IN FINANCING ACTIVITIES	(19,949)	(2,992)

NET INCREASE IN CASH AND CASH EQUIVALENTS	46,698	7,003
Cash and cash equivalents at beginning of the period	905,219	135,746
Effect of foreign exchange rate changes	(105)	(16)

Cash and cash equivalents at end of the period	951,812	142,733

China Zenix Auto International Limited

Unaudited Condensed Consolidated Statement of Cash Flows

For the nine months ended September 30, 2016

(RMB and US$ amounts expressed in thousands)

	Nine Months Ended
	September 30, 2016
	RMB’ 000	US$’ 000
OPERATING ACTIVITIES
Loss before taxation	(12,245)	(1,836)
Adjustments for:
Amortization of prepaid lease payments	7,069	1,060
Depreciation of property, plant and equipment	116,118	17,413
Release of deferred income	(597)	(90)
Finance costs	16,043	2,406
Interest income	(8,177)	(1,226)
Loss on disposal of property, plant and equipment	11	2

Operating cash flows before movements in working capital	118,222	17,729
Decrease in inventories	9,766	1,464
Decrease in trade and other receivables and prepayments	90,100	13,511
Increase in trade and other payables and accruals	1,257	188

Cash generated from operations	219,345	32,892
Interest received	8,937	1,340
PRC income tax refunded	510	76
PRC income tax paid	(8,258)	(1,238)

NET CASH FROM OPERATING ACTIVITIES	220,534	33,070

INVESTING ACTIVITIES
Purchase of property, plant and equipment	(11,355)	(1,703)
Withdrawal of pledged bank deposits	10,380	1,557
Placement of pledged bank deposits	(12,690)	(1,903)
Deposits paid for acquisition of property, plant and equipment	(11,748)	(1,762)
Placement of fixed bank deposits with maturity periods over three months	(720,000)	(107,970)
Withdrawal of fixed bank deposits with maturity periods over three months	690,000	103,472

NET CASH USED IN INVESTING ACTIVITIES	(55,413)	(8,309)

FINANCING ACTIVITIES
New bank borrowings raised	335,000	50,236
Repayment of bank borrowings	(335,000)	(50,236)
Interest paid	(19,207)	(2,880)
Repayment to a shareholder	(13,666)	(2,050)
Advance from a shareholder	2,665	400

NET CASH USED IN FINANCING ACTIVITIES	(30,208)	(4,530)

NET INCREASE IN CASH AND CASH EQUIVALENTS	134,913	20,231
Cash and cash equivalents at beginning of the period	817,247	122,553
Effect of foreign exchange rate changes	(348)	(51)

Cash and cash equivalents at end of the period	951,812	142,733